Contact

www.linkedin.com/in/marc-z-3484a526b (LinkedIn)

Top Skills

Operations Management
Commerce

Marc Z

Founder at CanMonkey
Tempe, Arizona, United States

Experience

CM18 Ventures
Co-Founder
May 2022 - Present (3 years 5 months)
Scottsdale, Arizona, United States

CanMonkey
Founder
June 2018 - Present (7 years 4 months)
Tempe, Arizona, United States

Education

Concordia University
Bachelor of Business Administration - BBA · (May 1995)

McGill University